Dreyfus BASIC Municipal Money Market Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus BASIC Municipal Money Market Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Colleen Meehan.

Many investors breathed a sigh of relief during the reporting period as rising interest rates continued to drive tax-exempt money market yields above historical lows. The Federal Reserve Board (the "Fed") raised short-term interest rates to 2.5% by the end of the reporting period, and many analysts expect further increases in the months ahead. Indeed, the Fed has been unusually candid about its intentions to shift gradually toward a less accommodative monetary policy.

The tax-exempt investments that are right for you depend on your current liquidity needs, future goals and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your tax-exempt income and capital preservation needs in this current market environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Portfolio Manager

How did Dreyfus BASIC Municipal Money Market Fund perform during the period?

For the six-month period ended February 28, 2005, the fund produced an annualized yield of 1.26%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 1.27%.[1]

We attribute the fund's returns to rising short-term interest rates throughout the reporting period as the Federal Reserve Board (the "Fed") moved toward a less accommodative monetary policy.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal income tax. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, federally tax-exempt money market instruments. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends, supply-and-demand changes in the short-term municipal marketplace and anticipated liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, in an effort to position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range which, if purchased, would tend to lengthen the fund's average weighted maturity. We may decrease the average weighted maturity in a rising interest-rate environment. If we anticipate limited new-issue supply and lower interest rates, we may extend the fund's average maturity to maintain current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations while anticipating liquidity needs.

What other factors influenced the fund's performance?

In late June 2004, before the start of the reporting period, the Fed implemented its first increase in the overnight federal funds rate in approximately four years. As the economic recovery gained momentum, the Fed indicated its intention to move away from the aggressively accommodative monetary policy of the past several years toward a more "neutral" stance. Accordingly, the Fed raised the overnight federal funds rate by 25 basis points at each of its meetings during the reporting period, driving the federal funds rate to 2.5% by the end of February 2005. These moves were widely anticipated by investors, and they already were reflected in higher money market yields by the time they were announced.

As the national economy improved, most municipalities benefited from higher tax receipts. As a result, state and local governments generally had less need to borrow to fund their operations, and the supply of newly issued tax-exempt securities fell compared to the same period one year earlier. Fewer securities available to satisfy robust investor demand effectively put downward pressure on yields.

Because it was clear to us at the start of the reporting period that the Fed was likely to continue raising short-term interest rates at a measured pace, we reduced the fund's weighted average maturities to maintain the liquidity required to invest in higher-yielding instruments as they became available. In addition, we focused primarily on

securities with maturities in the three- to nine-month range. In our view, securities in this range represented better value than very short-term, floating-rate securities.

Within this maturity range, we constructed a "laddered" portfolio of tax-exempt securities scheduled to mature at regular intervals. The fund's laddered portfolio is intended to help promote liquidity and guard against the possibility that a disproportionate amount of securities might mature during a time of unusually low reinvestment rates, and as rates increase we are able to reinvest at higher market yields. In addition, the fund's laddered portfolios helped protect them from periodic and seasonal volatility among shorter-term securities caused by supply-and-demand factors.

What is the fund's current strategy?

Investors apparently are looking forward to additional rate increases, as evidenced by a widening of yield differences between shorter- and longer-term money market instruments. In fact, the reporting period ended with the steepest short-term "yield curve" in approximately two years. Accordingly, we recently have focused on securities with maturities in the two- to six-month range, a strategy designed to capture the higher yields offered by longer-term securities without locking in their yields for a full year.

March 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's yield would have been lower.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC Municipal Money Market Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 2.24
Ending value (after expenses)	$1,006.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,022.56

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Tax Exempt Investments−100.3%	Principal Amount ($)	Value ($)
Arkansas−1.0%		
Arkansas Development Finance Authority, IDR VRDN (Defiance Metal Products of Arkansas Project) 2.03% (LOC; Standard Federal Bank)	3,540,000 a	3,540,000
California−1.5%		
California Statewide Communities Development Authority MFHR, VRDN (Vista Montana Apartments) 1.97% (Liquidity Facility; Merrill Lynch)	2,500,000 a	2,500,000
Golden State Tobacco Securitization Corporation, Revenue VRDN 1.96% (Liquidity Facility; Merrill Lynch)	2,875,000 a	2,875,000
Colorado−3.6%		
Denver City and County, Revenue VRDN 1.94% (Insured; CIFG and Liquidity Facility; Bayerische Landesbank)	5,000,000 a	5,000,000
Park Creek Metropolitan District, GO Notes, VRDN 1.95% (Liquidity Facility; Merrill Lynch)	5,775,000 a	5,775,000
Section 14 Metropolitan District Jefferson County GO Notes, Refunding, VRDN 2.25% (LOC; U. S. Bank NA)	2,500,000 a	2,500,000
Connecticut−1.6%		
New Haven, GO Notes, CP 2.02%, 4/11/2005 (LOC; Landesbank Hessen-Thuringen Girozentrale)	6,000,000	6,000,000
District of Columbia−1.5%		
District of Columbia, Revenue, VRDN: (Idea Public Charter School) 1.98% (LOC; Allfirst Bank)	2,400,000 a	2,400,000
Merlots Program 1.91% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,130,000 a	3,130,000
Florida−.9%		
Palm Beach County, IDR VRDN (Palm Beach Bedding Company Project) 1.99% (LOC; Wachovia Bank)	3,305,000 a	3,305,000
Georgia−8.6%		
Atlanta, Airport Revenue, VRDN, Merlots Program 1.96% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,070,000 a	5,070,000
Gainesville Housing Authority, MFHR VRDN (Lenox Park Apartments Project) 1.99% (Liquidity Facility; Merrill Lynch)	3,390,000 a	3,390,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Georgia (continued)		
Municipal Electric Authority of Georgia, Revenue CP 1.83%, 4/18/2005 (LOC: Bayerische Landesbank, WestLB AG and Wachovia Bank)	3,277,000	3,277,000
Savannah Economic Development Authority Industrial Revenue, VRDN (Home Depot Project) 1.92%	20,000,000 [a]	20,000,000
Idaho−.8%		
Idaho Housing and Finance Association, SFMR 2.50%, 2/1/2006 (Liquidity Facility; Lloyds TSB Bank)	3,000,000	3,000,000
Illinois−5.8%		
Illinois Development Finance Authority, Revenue, VRDN (Aurora Central Catholic High School) 2.14% (LOC; Allied Irish Banks)	1,000,000 [a]	1,000,000
Illinois Finance Authority, IDR, VRDN (CFC International Inc. Project) 1.96% (LOC; ABN-AMRO)	2,000,000 [a]	2,000,000
Illinois Health Facilities Authority, Revenue: CP (Evanston Hospital Corp.) 2%, 5/12/2005	5,000,000	5,000,000
(Evanston Northwestern Hospital): 1.60%, 3/31/2005	8,000,000	8,000,000
1.93%, 4/7/2005	3,000,000	3,000,000
Metropolitan Pier and Exposition Authority, Revenue 6.50%, 6/1/2005 (Insured; MBIA)	2,400,000	2,427,404
Indiana−2.5%		
Indianapolis Local Public Improvement Bond Bank Revenue 3%, 7/6/2005	5,425,000	5,444,244
Lawrence-Fort Harrison Reuse Authority, Revenue VRDN (Fort Harrison Military Base Project) 1.88% (LOC; Fifth Third Bank)	4,000,000 [a]	4,000,000
Kentucky−5.4%		
Kenton County Airport Board, Special Facilities Revenue VRDN (Airis Cincinnati LLC) 1.95% (LOC; Deutsche Postbank)	16,800,000 [a]	16,800,000
Kentucky Asset Liability Commission Revenue, TRAN 3%, 6/29/2005	3,000,000	3,009,857
Louisiana−2.7%		
Calcasieu Parish Industrial Development Board, Revenue VRDN (Citgo Petroleum Project) 1.87% (LOC; Naxtexis Banques Populare)	9,900,000 [a]	9,900,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Maryland−.8%		
Maryland Economic Development Corporation, Revenue VRDN (Chesapeake Advertising Facility) 2.11% (LOC; M&T Bank)	2,790,000 [a]	2,790,000
Massachusetts−1.8%		
Township of Leicester, GO Notes, BAN 2.75%, 5/19/2005	4,086,000	4,094,114
City of Newburyport, GO Notes, BAN 3%, 5/5/2005	2,482,000	2,487,798
Michigan−8.3%		
ABN AMRO Munitops Certificate Trust, Revenue, VRDN 2% (Insured; GNMA and Liquidity Facility; ABN-AMRO)	9,495,000 [a]	9,495,000
State of Michigan, GO Notes 3.50%, 9/30/2005	5,000,000	5,043,044
Michigan Higher Education Facilities Authority, Revenue Refunding, VRDN (Hope College Project) 1.91% (LOC; Bank One)	4,000,000 [a]	4,000,000
Michigan Hospital Finance Authority, Revenue, VRDN (Healthcare Equipment Loan Program) 1.96% (LOC; Fifth Third Bank)	2,900,000 [a]	2,900,000
Michigan Strategic Fund, LOR, VRDN (NSS Technologies Project) 1.96% (LOC; Wachovia Bank)	4,000,000 [a]	4,000,000
Oakland County Economic Development Corporation, LOR VRDN (Michigan Seamless Tube LLC Project) 2.02% (LOC; Standard Federal Bank)	5,000,000 [a]	5,000,000
Mississippi−.7%		
Mississippi Business Finance Corporation, Revenue VRDN (Jackson Preparatory School) 2% (LOC; First Tennessee Bank)	2,575,000 [a]	2,575,000
Missouri−2.6%		
Missouri Higher Education Loan Authority, SLR Refunding, VRDN 1.93% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Company)	9,500,000 [a]	9,500,000
Nevada−1.0%		
Clark County, EDR, VRDN (Lutheran Secondary School Association Project) 2.07% (LOC; Allied Irish Banks)	3,800,000 [a]	3,800,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York−1.1%		
New York State Environmental Facilities, SWDR CP 1.90%, 4/8/2005 (Insured: Helaba Bank and Bayerische Landesbank)	4,000,000	4,000,000
Ohio−3.2%		
Hamilton County Healthcare Facilities, Revenue VRDN (Twin Towers and Twin Lakes Project) 1.89% (LOC; U. S. Bank N.A.)	3,500,000 [a]	3,500,000
Ohio State Higher Educational Facilities, Revenue, VRDN (Cedarville University Project) 1.94% (LOC; Key Bank)	6,520,000 [a]	6,520,000
Ohio State Mental Health Capital Facilities, Revenue 2.75%, 6/1/2005	1,840,000	1,843,518
Oklahoma−2.6%		
Canadian County Home Finance Authority, MFHR, VRDN 1.99% (Liquidity Facility; Merrill Lynch)	4,650,000 [a]	4,650,000
Tulsa County Industrial Authority Capital Improvements Revenue 2.05%, 5/16/2005 (Liquidity Facility; Bank of America)	5,000,000	5,000,000
Oregon−1.3%		
Portland, EDR, VRDN (Broadway Project) 1.89% (Insured; AMBAC and Liquidity Facility; Key Bank)	4,800,000 [a]	4,800,000
Pennsylvania−8.6%		
Bethlehem Area School District, GO Notes VRDN 1.89% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	5,000,000 [a]	5,000,000
Chester County Industrial Development Authority Revenue, VRDN (University Student Housing Project) 1.92% (LOC; Citizens Bank of Pennsylvania)	7,305,000 [a]	7,305,000
Dauphin County General Authority, Revenue VRDN 1.96% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and Kreditbank N.V.)	2,000,000 [a]	2,000,000
Lancaster Industrial Development Authority, Revenue VRDN (Student Lodging and Services) 2.01% (LOC; Fulton Bank)	4,515,000 [a]	4,515,000
Mount Lebanon School District, GO Notes, VRDN Merlots Program 1.91% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,985,000 [a]	4,985,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue Refunding, VRDN (Philadelphia Protestant Home) 1.87% (LOC; Bank of America)	2,000,000 [a]	2,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Reading Regional Airport Authority, Revenue VRDN 1.91% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3,940,000 a	3,940,000
Scranton Redevelopment Authority, LR VRDN 1.90% (LOC; PNC Bank N.A.)	2,000,000 a	2,000,000
Tennessee−5.2%		
Chattanooga Metropolitan Airport Authority, Revenue Refunding, VRDN 2.15% (LOC; First Tennessee Bank)	9,325,000 a	9,325,000
Metropolitan Government Nashville and Davidson County Health and Educational Facility Board, MFHR Refunding, VRDN (Brentwood Oaks Apartments) 1.87% (Insured; FNMA and Liquidity Facility; FNMA)	9,920,000 a	9,920,000
Texas−12.1%		
Brazos River Authority, PCR, Refunding, VRDN (TXU Energy Company Project) 1.92% (LOC; Wachovia Bank)	4,000,000 a	4,000,000
Harris County Industrial Development Corporation SWDR, VRDN (Deer Park Refining) 1.88% (LOC; Shell Oil Company)	8,200,000 a	8,200,000
Lower Colorado River Authority, Water Revenue Refunding 5%, 5/15/2005	1,000,000	1,006,411
Lower Neches Valley Authority Industrial Development Corporation, Exempt Facilities Revenue, VRDN (Onyx Environmental Services) 1.92% (LOC; Bank of America)	3,400,000 a	3,400,000
Port of Port Arthur Navigation District Environmental Facilities Revenue, Refunding VRDN (Motiva Enterprises Project) 2%	5,945,000 a	5,945,000
Revenue Bond Certificate Series Trust, Revenue, VRDN (Siena Place) 2.23% (GIC; AIG Funding Inc.)	3,315,000 a	3,315,000
San Antonio, Water Revenue, CP 1.90%, 4/11/2005 (Liquidity Facility; Bank of America)	7,150,000	7,150,000
Tarrant County Housing Finance Corporation, Revenue VRDN 1.99% (Insured; Merrill Lynch and Liquidity Facility; Merrill Lynch)	2,420,000 a	2,420,000
State of Texas, TRAN 3%, 8/31/2005	5,000,000	5,034,770
Texas Department of Housing and Community Affairs, SFHR 1.95%, 8/3/2005 (GIC; CDC Municipal Products Inc.)	3,000,000	3,000,000
Texas Woman's University, Revenue, Refunding 2.50%, 7/1/2005 (Insured; MBIA)	1,015,000	1,016,343

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Utah−2.7%		

Utah Housing Corporation, SFMR
  2.50%, 12/1/2005
  (Liquidity Facility; Bayerische Landesbank)
	3,400,000	3,400,000

Utah Housing Finance Agency, MFHR
  Refunding, VRDN (Candlestick Apartments LLC)
  1.92% (Insured; FNMA and Liquidity Facility; FNMA)
	6,400,000 [a]	6,400,000

Virginia−2.3%		

Hanover County Industrial Development Authority, IDR
  VRDN (Iron and Metal Company Project)
  2% (LOC; Branch Banking and Trust Company)
	3,690,000 [a]	3,690,000

Patrick County Industrial Development Authority
  IDR, VRDN (Narroflex Inc. Project)
  2.05% (LOC; HSBC Bank USA)
	4,770,000 [a]	4,770,000

Washington−5.0%		
Kitsap County, GO Notes Refunding 3%, 7/1/2005 (Insured; MBIA)	1,520,000	1,525,032

Port Chehalis Industrial Development Corporation
  Revenue, VRDN (JLT Holding LLC Project)
  2.01% (LOC; Key Bank)
	3,080,000 [a]	3,080,000

Washington Housing Finance Commission, MFHR, VRDN:
  Refunding (Avalon Ridge Apartments Project)
    1.92% (Insured; FNMA)
	8,755,000 [a]	8,755,000

(Vintage Everett Living) 1.91% (Insured; FNMA and Liquidity Facility; FNMA)	5,250,000 [a]	5,250,000
Wisconsin−2.7%		
Elmbrook School District, GO Notes, TRAN 2.75%, 4/15/2005	3,500,000	3,504,800

Wisconsin Health and Educational Facilities Authority
  Revenue, VRDN (Mequon Jewish Project)
  1.90% (LOC; Bank One)
	3,250,000 [a]	3,250,000

Wisconsin Rural Water Construction Loan Program, Revenue, BAN 3%, 10/1/2005	3,260,000	3,283,662
Wyoming−2.4%		

Campbell County, IDR
  (Two Elk Power General Station Project)
  2.40%, 12/1/2005 (GIC; Royal Bank of Canada)
	9,000,000	9,000,000

Total Investments (cost $369,727,997)	**100.3%**	**369,727,997**
Liabilities, Less Cash and Receivables	**(.3%)**	**(962,632)**
Net Assets	**100.0%**	**368,765,365**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
CP	Commercial Paper	**LOR**	Limited Obligation Revenue
CIFG	CDC Ixis Financial Guaranty	**LR**	Lease Revenue
EDR	Economic Development Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	**PCR**	Pollution Control Revenue
		SFHR	Single Family Housing Revenue
FSA	Financial Security Assurance	**SFMR**	Single Family Mortgage Revenue
GIC	Guaranteed Investment Contract	**SLR**	Student Loan Revenue
GNMA	Government National Mortgage Association	**SWDR**	Solid Waste Disposal Revenue
		TRAN	Tax and Revenue Anticipation Notes
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
F1, F1+		VMIG1, MIG1, P1		SPI+, SP1, A1+, A1	81.0
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	5.2
Not Rated [c]		Not Rated [c]		Not Rated [c]	13.8
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	369,727,997	369,727,997
Cash		980,557
Interest receivable		1,237,698
Prepaid expenses		17,797
		371,964,049
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		102,754
Payable for investment securities purchased		3,000,000
Payable for shares of Common Stock redeemed		50,987
Accrued expenses and other liabilities		44,943
		3,198,684
Net Assets ($)		**368,765,365**
Composition of Net Assets ($):		
Paid-in capital		368,771,702
Accumulated net realized gain (loss) on investments		(6,337)
Net Assets ($)		**368,765,365**
Shares Outstanding		
(3 billion shares of $.001 par value Common Stock authorized)		368,771,702
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**3,167,657**
Expenses:	
Management fee–Note 2(a)	928,274
Shareholder servicing costs–Note 2(b)	108,552
Custodian fees	21,234
Professional fees	19,261
Directors' fees and expenses–Note 2(c)	17,542
Registration fees	10,605
Prospectus and shareholders' reports	7,540
Miscellaneous	8,616
Total Expenses	**1,121,624**
Less–reduction in management fee due to undertaking–Note 2(a)	(286,178)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,167)
Net Expenses	**833,279**
Investment Income–Net, representing net increase in net assets resulting from operations	**2,334,378**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income–net	**2,334,378**	**2,584,090**
Dividends to Shareholders from ($):		
Investment income–net	**(2,334,378)**	**(2,584,090)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	157,278,845	318,811,989
Dividends reinvested	2,205,498	2,421,291
Cost of shares redeemed	(239,545,597)	(255,552,282)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(80,061,254)**	**65,680,998**
Total Increase (Decrease) in Net Assets	**(80,061,254)**	**65,680,998**
Net Assets ($):		
Beginning of Period	448,826,619	383,145,621
End of Period	**368,765,365**	**448,826,619**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended February 28, 2005 (Unaudited) | Year Ended August 31, | | | | |
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.006	.007	.009	.013	.032	.034
Distributions:						
Dividends from investment income−net	(.006)	(.007)	(.009)	(.013)	(.032)	(.034)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.27[a]	.67	.87	1.36	3.26	3.47
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.60[a]	.60	.61	.60	.60	.60
Ratio of net expenses to average net assets	.45[a]	.44	.45	.45	.45	.45
Ratio of net investment income to average net assets	1.26[a]	.67	.87	1.35	3.22	3.39
Net Assets, end of period ($ x 1,000)	368,765	448,827	383,146	415,962	452,448	490,964

[a]   Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, fund valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investment represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $6,337 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2007.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2004 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $286,178 during the period ended February 28, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 28, 2005, the fund was charged $82,309 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $17,436 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $141,427, shareholder services plan fees $334 and transfer agency per account fees $6,000, which are offset against an expense reimbursement currently in effect in the amount of $45,007.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

Dreyfus
BASIC Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0122SA0205

Dreyfus BASIC
New Jersey Municipal
Money Market Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio
manager only through the end of the period covered and do not
necessarily represent the views of Dreyfus or any other person in
the Dreyfus organization. Any such views are subject to change at
any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not
be relied on as investment advice and, because investment decisions
for a Dreyfus fund are based on numerous factors, may not be relied
on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus BASIC New Jersey Municipal Money Market Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

Many investors breathed a sigh of relief during the reporting period as rising interest rates continued to drive tax-exempt money market yields above historical lows. The Federal Reserve Board (the "Fed") raised short-term interest rates to 2.5% by the end of the reporting period, and many analysts expect further increases in the months ahead. Indeed, the Fed has been unusually candid about its intentions to shift gradually toward a less accommodative monetary policy.

The tax-exempt investments that are right for you depend on your current liquidity needs, future goals and the composition of your current portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your tax-exempt income and capital preservation needs in this current market environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus BASIC New Jersey Municipal Money Market Fund perform during the period?

For the six-month period ended February 28, 2005, the fund produced an annualized yield of 1.25%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 1.25%.[1]

We attribute the fund's returns to rising short-term interest rates throughout the reporting period as the Federal Reserve Board (the "Fed") moved toward a less accommodative monetary policy.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in short-term, high-quality municipal obligations that provide income exempt from federal and New Jersey state income taxes. The fund may also invest in high-quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

In pursuing this investment approach, we employ two primary strategies. First, we attempt to add value by constructing a diverse portfolio of high-quality, tax-exempt money market instruments from New Jersey-exempt issuers. Second, we actively manage the fund's average maturity in anticipation of what we believe are interest-rate trends and supply-and-demand changes in New Jersey's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average weighted maturity of the fund, which should position the fund to purchase new securities with higher yields, if higher yields materialize as a result of the increase in supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which if purchased, would tend to lengthen the fund's average weighted maturity. If we anticipate limited new-issue supply, we may extend the fund's average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain an average weighted maturity that reflects our view of short-term, interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

In late June 2004, before the start of the reporting period, the Fed implemented its first increase in the overnight federal funds rate in approximately four years. As the economic recovery gained momentum, the Fed indicated its intention to move away from the aggressively accommodative monetary policy of the past several years toward a more "neutral" stance. Accordingly, the Fed raised the overnight federal funds rate by 25 basis points at each of its meetings during the reporting period, driving interest rates to 2.5% by the end of February 2005. These moves were widely anticipated by investors, and they already were reflected in higher money market yields by the time they were announced.

While New Jersey's fiscal condition has improved along with the U.S. economy, the state used deficit financing to balance its budget for the 2005 fiscal year, prompting all three of the major bond rating agencies to downgrade the state's credit rating for its longer-term bonds. However, the New Jersey State Supreme Court later ruled that the state may not borrow to bridge future budget deficits. Accordingly, acting Governor Richard Codey's proposed budget for the 2006 fiscal year includes spending cuts and some new taxes to bridge a budget shortfall of approximately $4 billion. These developments have had little effect on the state's short-term debt.

To capture incrementally higher yields during the reporting period, we maintained the fund's weighted average maturity in a range we considered longer than industry averages. In addition, we focused primarily on securities with maturities in the six- to nine-months range. In our view, securities in this range represented more attractive values than very short-term, floating-rate securities.

Within this maturity range, we constructed a "laddered" portfolio of tax-exempt securities scheduled to mature at regular intervals. The fund's laddered portfolio is intended to help promote liquidity and guard against the possibility that a disproportionate amount of securities might mature during a time of unusually low reinvestment rates, and should rates increase we are able to reinvest at higher market yields.

What is the fund's current strategy?

Investors apparently are looking forward to additional rate increases, as evidenced by a widening of yield differences between shorter- and longer-term money market instruments. In fact, the reporting period ended with the steepest "yield curve" in approximately two years. Accordingly, we have continued to focus on money market instruments with maturities in the six- to nine-months range, a strategy designed to capture higher yields without locking in prevailing rates for a full year.

March 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's yield would have been lower.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC New Jersey Municipal Money Market Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 2.24
Ending value (after expenses)	$1,006.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

Expenses paid per $1,000†	$ 2.26
Ending value (after expenses)	$1,022.56

† *Expenses are equal to the fund's annualized expense ratio of .45%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

February 28, 2005 (Unaudited)

Tax Exempt Investments–99.1%	Principal Amount ($)	Value ($)
New Jersey–99.0%		
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project) 2.25%, 4/1/2005	880,000	880,419
Township of Bernards, GO Notes, BAN 3%, 9/16/2005	1,135,000	1,139,623
County of Burlington, GO Notes (County College) 2%, 9/15/2005	365,000	364,270
Camden County Improvement Authority: VRDN:		
Health Care Redevelopment Revenue (Cooper Health System) 1.95% (LOC; Commerce Bank N.A.)	6,000,000 a	6,000,000
Revenue (Congregation Beth-EL) 1.91% (LOC; Commerce Bank N.A.)	2,015,000 a	2,015,000
Cape May, GO Notes, BAN 3.25%, 1/6/2006	1,250,000	1,259,356
Cape May County, GO Notes, General Improvement 2.50%, 12/1/2005	800,000	801,773
Cumberland Regional High School District, Go Notes 3.625%, 4/15/2005 (Insured; FSA)	185,000	185,525
Township of Dover, GO Notes, BAN 3%, 6/23/2005	1,235,000	1,239,737
Township of East Brunswick, GO Notes, Refunding 4.50%, 4/1/2005	300,000	300,793
Township of Elk, GO Notes, Refunding 2%, 4/1/2005	165,000	165,118
Essex County, GO Notes, General Improvement 4.25%, 6/1/2005 (Insured; FGIC)	475,000	477,673
Township of Fairfield, GO Notes, BAN 3%, 6/10/2005	1,061,000	1,064,606
Folsom School District, GO Notes 4%, 4/15/2005 (Insured; MBIA)	110,000	110,362
Township of Hamilton, Mercer County GO Notes 4.60%, 8/1/2005 (Insured; MBIA)	100,000	101,159
County of Hudson, GO Notes, BAN 3%, 9/21/2005	1,000,000	1,006,857
Township of Irvington, GO Notes, BAN:		
1.75%, 3/18/2005	703,300	703,445
3%, 10/28/2005	1,898,500	1,910,785
Jersey City, GO Notes, General Improvement 4%, 9/1/2005 (Insured; FSA)	350,000	353,298
Lacey Township School District, GO Notes, Refunding 3%, 11/1/2005 (Insured; MBIA)	115,000	115,608
Linden, GO Notes:		
BAN 3%, 6/1/2005	2,370,000	2,377,338
2.50%, 12/1/2005	130,000	130,288

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Mercer County Improvement Authority, Revenue VRDN (Children's Home Society Project) 1.92% (LOC; Wachovia Bank)	1,435,000 [a]	1,435,000
County of Monmouth, GO Notes, General Improvement 4.50%, 9/1/2005	100,000	101,174
Mount Arlington, GO Notes, BAN 2.625%, 8/19/2005	1,150,000	1,154,894
Township of Mount Laurel, GO Notes BAN 3%, 11/4/2005	1,227,100	1,235,271
State of New Jersey, GO Notes TAN 3%, 6/24/2005	1,790,000	1,795,299
New Jersey Building Authority, State Building Revenue 5.50%, 6/15/2005	200,000	201,874
New Jersey Economic Development Authority:		
LR:		
(International Center for Public Health Project) 5.25%, 6/1/2005 (Insured; AMBAC)	100,000	100,763
(State Office Buildings Projects) 5%, 6/15/2005 (Insured; AMBAC)	285,000	287,259
(Transportation Project Sublease) 5%, 5/1/2005 (Insured; FSA)	125,000	125,629
Revenue, Refunding (Senior Lien) 5%, 7/1/2005 (Insured; MBIA)	100,000	100,961
VRDN:		
EDR:		
(AJV Holdings LLC Project) 1.91% (LOC; JPMorgan Chase Bank)	750,000 [a]	750,000
(ARND LLC Project) 2.10% (LOC: Comerica Bank and Sovereign Bank)	4,950,000 [a]	4,950,000
(AVP Realty Holdings) 2.05% (LOC; PNC Bank)	250,000 [a]	250,000
(Challenge Printing Project) 1.97% (LOC; Wachovia Bank)	1,440,000 [a]	1,440,000
(Hathaway Association LLC Project) 1.97% (LOC; Wachovia Bank)	3,435,000 [a]	3,435,000
(RCC Properties LLC Project) 1.97% (LOC; Wachovia Bank)	1,980,000 [a]	1,980,000
Refunding (RDR Investment Company LLC) 1.97% (LOC; Wachovia Bank)	500,000 [a]	500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Economic Development Authority (continued):		
VRDN (continued):		
EDR (continued):		
(South Van Brunt Properties LLC)		
1.97% (LOC; Wachovia Bank)	1,790,000 a	1,790,000
(St. Peters Preparatory School)		
1.92% (LOC; Wachovia Bank)	1,145,000 a	1,145,000
(Stamato Realty LLC Project)		
1.90% (LOC; Valley National Bank)	4,700,000 a	4,700,000
(Stone Brothers Secaucus Project)		
1.91% (LOC; Valley National Bank)	1,655,000 a	1,655,000
(United Window and Door Manufacturing Inc.)		
1.97% (LOC; Wachovia Bank)	500,000 a	500,000
(Wearbest Sil-Tex Mills Project)		
1.98% (LOC; The Bank of New York)	2,245,000 a	2,245,000
IDR (Pennwell Holdings LLC Project)		
1.97% (LOC; Wachovia Bank)	2,900,000 a	2,900,000
Industrial Revenue:		
(Joe and James Moreng)		
1.92% (LOC; Wachovia Bank)	1,710,000 a	1,710,000
(Melrich Road Development Corporation)		
1.97% (LOC; Wachovia Bank)	2,370,000 a	2,370,000
Refunding (Station Plaza Park and Ride)		
1.92% (LOC; Wachovia Bank)	3,300,000 a	3,300,000
LR (Sommerset Hills YMCA Project)		
1.91% (LOC; Commerce Bank)	4,000,000 a	4,000,000
Private Schools Revenue (Oak Hill Academy Project)		
1.92% (LOC; Wachovia Bank)	2,060,000 a	2,060,000
Revenue (Four Woodbury Mews Project)		
2.04% (LOC; Bank of America)	5,000,000 a	5,000,000
Special Facility Revenue (Port Newark		
Container LLC) 1.88% (LOC; Citibank)	4,300,000 a	4,300,000
New Jersey State Educational Facilities Authority:		
LR (Higher Education Equipment Leasing Fund)		
5%, 9/1/2005	100,000	101,348
Revenue:		
(Capital Improvement Fund)		
5%, 9/1/2005	100,000	101,438
(Higher Education Facilities Trust Fund)		
5.125%, 9/1/2005 (Insured; AMBAC)	100,000	101,604

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Environmental Infrastructure Trust		
Revenue 4.75%, 9/1/2005	135,000	136,732
New Jersey State Housing and Mortgage Financing Authority		
Revenue:		
(Single Family Housing Series E)		
1%, 4/1/2005	250,000	249,558
VRDN (Single Family Housing Series K)		
1.91% (GIC; Rabobank Nederland)	2,300,000 [a]	2,300,000
New Jersey State Transit Corporation		
COP 5.25%, 9/15/2005 (Insured; AMBAC)	680,000	691,920
New Jersey State Transportation Trust Fund Authority		
Transportation System:		
Fuel Sales Tax Revenue:		
5.25%, 6/15/2005	365,000	368,211
6.50%, 6/15/2005 (Insured; AMBAC)	500,000	506,806
Revenue:		
5.25%, 6/15/2005	290,000	292,826
5.50%, 6/15/2005	1,800,000	1,819,681
New Jersey Wastewater Treatment Trust:		
Revenue, Refunding 5.20%, 9/1/2005	100,000	101,512
Sewer Revenue, Refunding 5.60%, 5/15/2005	150,000	151,174
Newark Housing Authority, MFHR, VRDN		
1.99% (Liquidity Facility; Merrill Lynch)	980,000 [a]	980,000
Township of North Brunswick, GO Notes, BAN		
3.25%, 8/24/2005	2,010,000	2,024,490
Paramus, GO Notes, BAN 3%, 7/29/2005	2,204,299	2,215,902
Paramus School District, GO Notes		
4.125%, 4/1/2005 (Insured; MBIA)	570,000	571,378
Passaic County Utilities Authority, Revenue		
Refunding (Solid Waste System Project)		
3.25%, 2/27/2006	1,150,000	1,158,360
Paterson, GO Notes		
BAN 2.75%, 6/24/2005	1,324,000	1,327,479
Pennsauken Township School District, GO Notes		
Refunding 3%, 4/1/2005	200,000	200,162

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Port Authority of New York and New Jersey Port, Airport and Marina Revenue:		
6%, 7/15/2005	100,000	101,517
4.50%, 8/1/2005	600,000	606,320
Township of Princeton, GO Notes, General Improvement		
4.125%, 5/1/2005	400,000	401,689
Red Bank Regional High School District, GO Notes		
3%, 9/30/2005	1,000,000	1,006,876
Borough of Rockleigh, GO Notes, General Improvement		
3.25%, 7/15/2005	125,000	125,573
Roselle, GO Notes, Refunding		
2%, 10/15/2005 (Insured; MBIA)	100,000	99,937
Salem County Improvement Authority, LR, Refunding (Correctional Facility and Court House)		
5%, 5/1/2005 (Insured; FGIC)	355,000	357,142
Salem County Pollution Control Financing Authority, PCR Refunding, VRDN (Atlantic City Electric Company) 1.90% (Insured; MBIA and Liquidity Facility;		
The Bank of New York)	490,000 [a]	490,000
Sayreville, GO Notes, General Improvement and Water Revenue 3%, 11/15/2005 (Insured; XLCA)	385,000	387,418
Sayreville School District, GO Notes		
4.625%, 3/1/2005 (Insured; FGIC)	120,000	120,000
Somerset County Improvement Authority, County Guaranteed Capital Equipment Revenue		
2.70%, 3/15/2005	150,000	150,084
South Brunswick Board of Education, GO Notes		
5.50%, 12/1/2005 (Insured; FGIC)	500,000	512,052
Township of South Brunswick, GO Notes		
Refunding 3.50%, 4/1/2005	350,000	350,548
Springfield Township School District, GO Notes		
3%, 6/15/2005 (Insured; FSA)	250,000	250,671
Tabernacle Township School District, GO Notes		
2.50%, 3/1/2006 (Insured; MBIA)	105,000	105,155

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Tobacco Settlement Financing Corporation, Revenue, VRDN:		
1.94% (Liquidity Facility; Merrill Lynch)	6,250,000 [a]	6,250,000
1.98% (Liquidity Facility; Merrill Lynch)	4,995,000 [a]	4,995,000
Union County Improvement Authority, Housing Revenue VRDN (Cedar Glen Housing Corporation)		
1.89% (Insured; FNMA and Liquidity Facility; FNMA)	4,700,000 [a]	4,700,000
Union County Improvement Authority, LR (Capital Equipment Lease) 3%, 12/1/2005 (Insured; FSA)	1,225,000	1,232,247
Township of Vernon, GO Notes, BAN 2.75%, 9/16/2005	2,500,000	2,507,119
Borough of Wanaque, GO Notes, BAN 3%, 2/17/2006	1,512,850	1,521,409
Washington Township Board of Education Mercer County GO Notes 5.25%, 3/1/2005 (Insured; FSA)	140,000	140,000
U.S. Related−.1%		
Guam International Airport Authority Port, Airport & Marina Revenue 3%, 10/1/2005 (Insured; MBIA)	1,000,000	1,007,259
University of Puerto Rico, College and University Revenue 5.10%, 6/1/2005 (Insured; MBIA)	205,000	206,862
Total Investments (cost $123,246,418)	**99.1%**	**123,246,616**
Cash and Receivables (Net)	**.9%**	**1,108,434**
Net Assets	**100.0%**	**124,355,050**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
COP	Certificate of Participation	**LR**	Lease Revenue
EDR	Economic Development Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	**PCR**	Pollution Control Revenue
		TAN	Tax Anticipation Notes
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes
GO	General Obligation	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	42.0
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	16.2
Not Rated [c]		Not Rated [c]		Not Rated [c]	41.8
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	123,246,418	123,246,616
Cash		809,145
Interest receivable		724,281
Prepaid expenses		7,398
		124,787,440
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		33,081
Payable for investment securities purchased		367,656
Payable for shares of Common Stock redeemed		2
Accrued expenses		31,651
		432,390
Net Assets ($)		**124,355,050**
Composition of Net Assets ($):		
Paid-in capital		124,358,007
Accumulated net realized gain (loss) on investments		(3,155)
Accumulated gross unrealized appreciation of investments		198
Net Assets ($)		**124,355,050**
Shares Outstanding		
(1 billion shares of $.001 par value Common Stock authorized)		124,358,007
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**1,069,246**
Expenses:	
Management fee–Note 2(a)	315,279
Shareholder servicing costs–Note 2(b)	34,410
Auditing fees	16,670
Custodian fees	10,596
Directors' fees and expenses–Note 2(c)	5,969
Registration fees	4,732
Prospectus and shareholders' reports	3,816
Legal fees	2,236
Miscellaneous	8,960
Total Expenses	**402,668**
Less–reduction in management fee due to undertaking–Note 2(a)	(118,917)
Net Expenses	**283,751**
Investment Income–Net	**785,495**
Unrealized Gain (Loss) on Investments–Note 1(b) ($)	**198**
Net Increase in Net Assets Resulting from Operations	**785,693**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income–net	785,495	977,765
Net unrealized appreciation on investments	198	–
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**785,693**	**977,765**
Dividends to Shareholders from ($):		
Investment income–net	**(785,495)**	**(977,765)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	27,688,092	68,862,543
Dividends reinvested	768,496	956,923
Cost of shares redeemed	(40,210,019)	(75,810,327)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**(11,753,431)**	**(5,990,861)**
Total Increase (Decrease) in Net Assets	**(11,753,233)**	**(5,990,861)**
Net Assets ($):		
Beginning of Period	136,108,283	142,099,144
End of Period	**124,355,050**	**136,108,283**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.006	.007	.009	.014	.032	.033
Distributions:						
Dividends from investment income−net	(.006)	(.007)	(.009)	(.014)	(.032)	(.033)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.25[a]	.71	.89	1.46	3.26	3.32
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.64[a]	.63	.63	.62	.61	.63
Ratio of net expenses to average net assets	.45[a]	.44	.45	.45	.45	.45
Ratio of net investment income to average net assets	1.25[a]	.70	.87	1.45	3.21	3.27
Net Assets, end of period ($ x 1,000)	124,355	136,108	142,099	124,846	127,589	122,340

[a] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus BASIC New Jersey Municipal Money Market Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, fund valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investment represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the

Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,155 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, $1,514 of the carryover expires in fiscal 2007, $692 expires in fiscal 2010 and $949 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2004 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $118,917 during the period ended February 28, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 28, 2005, the fund was charged $26,675 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $4,965 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $47,953, shareholder services plan fees $38 and transfer agency per account fees $1,600, which are offset against an expense reimbursement currently in effect in the amount of $16,510.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus BASIC
New Jersey Municipal
Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0127SA0205

Dreyfus Premier Select Intermediate Municipal Bond Fund

SEMIANNUAL REPORT February 28, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Select Intermediate Municipal Bond Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The reporting period generally was a good one for municipal bonds. Longer-term tax-exempt securities rallied as investors became more confident in the economic recovery and fiscal conditions improved for many issuers. The municipal bond market's performance over the reporting period defied conventional wisdom, which holds that most bonds should lose value when interest rates rise. Other factors including low inflation, strong institutional demand and moderating issuance volume more than offset the potentially eroding effects of higher interest rates.

We believe that the municipal bond market's unexpected strength is yet another example of why investors should resist the temptation to time the markets. Instead, we believe that most investors should remain broadly diversified across asset classes and individual securities. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the markets' longer-term returns while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier Select Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced total returns of 1.42% for Class A shares, 1.25% for Class B shares, 1.04% for Class C shares and 1.55% for Class Z shares.[1,2] In comparison, the fund's benchmark, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), achieved a total return of 0.90% for the reporting period.[3] The fund is reported in the Lipper Intermediate Municipal Debt Funds category. During the reporting period, the average total return for all funds reported in the category was 0.87%.[4]

Despite rising short-term interest rates, intermediate-term municipal bonds fared relatively well as investors' inflation expectations remained low. The fund produced higher returns than its benchmark and Lipper category average, primarily because of its emphasis on bonds with maturities toward the longer end of the intermediate-term range.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. In pursuit of this objective, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax.

The dollar-weighted average maturity of the fund ranges between three and 10 years. The fund invests at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus. The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including bonds of below investment-grade credit quality ("high yield" or "junk" bonds).

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates during the reporting period. While longer-term bonds historically have seen their yields rise and prices fall when short-term rates climb, this time has proved to be an exception. For much of the reporting period, most tax-exempt bonds at the longer end of the intermediate-term range rallied as investors' inflation concerns waned.

In addition, supply-and-demand factors proved to be favorable for longer intermediate-term municipal bonds during the reporting period. The growing U.S. economy continued to produce better fiscal conditions for many states and municipalities, and many issuers had less need to borrow than in previous years. As a result, the supply of newly issued municipal bonds moderated compared to the same period one year earlier, supporting their prices. At the same time, investor demand remained strong, especially from institutional investors, such as insurance companies, and "non-traditional" investors, such as hedge funds.

In this environment, the fund generally maintained its average duration — a measure of sensitivity to changing interest rates — in a range that was slightly shorter than the Index. While this positioning helped protect the fund from the full brunt of market declines, it limited the fund's participation in market rallies. However, any duration-related weakness was more than offset by our security selection strategy, which emphasized bonds toward the longer end of the maturity range, which enabled the fund to capture the higher income and capital appreciation potential of longer-term securities without incurring commensurate interest-rate risks.

Although the relatively light supply of newly issued bonds offered few opportunities to upgrade the fund's holdings over the reporting period, new purchases typically focused on high-quality, premium bonds with maturities in the 10- to 15-year range.

What is the fund's current strategy?

As of the end of the reporting period, we gradually have shifted to a more defensive positioning — including a modestly shorter average duration, a more substantial cash position and reduced exposure to lower-rated bonds — in the expectation that short-term interest rates are likely to continue to move higher. Indeed, these strategies helped protect the fund's value toward the end of February 2005, when signs of renewed inflationary pressures caused bond prices to fall sharply.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Performance figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect, until such time as they give shareholders at least 90 days' notice, which Dreyfus has committed to continue at least until August 31, 2005. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Class Z is not subject to any initial or deferred sales charge.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted, 7-year, tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[4] *Source: Lipper Inc.*

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Intermediate Municipal Bond Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.45	$ 5.94	$ 7.18	$ 2.20
Ending value (after expenses)	$1,014.20	$1,012.50	$1,010.40	$1,015.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.46	$ 5.96	$ 7.20	$ 2.21
Ending value (after expenses)	$1,021.37	$1,018.89	$1,017.65	$1,022.61

† *Expenses are equal to the fund's annualized expense ratio of .69% for Class A, 1.19% for Class B, 1.44% for Class C and .44% for Class Z; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2005 (Unaudited)

Long-Term Municipal Investments—95.2%	Principal Amount ($)	Value ($)
Alaska—.9%		
Alaska Housing Finance Corp. 5.10%, 6/1/2012	1,035,000	1,055,027
Arkansas—2.4%		
Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory) 5%, 12/1/2017 (Insured; AMBAC)	1,025,000	1,100,440
University of Arkansas, University Revenues (Various Facility—Fayetteville) 5.50%, 12/1/2016 (Insured; FSA) (Prerefunded 12/1/2011)	1,610,000 [a]	1,819,992
California—15.2%		
California Department of Water Resources:		
Power Supply Revenue	3,000,000	3,332,010
5.375%, 5/1/2017 (Insured; XLCA)		
Water Revenue (Central Valley) 5%, 12/1/2015 (Insured; FGIC)	1,000,000	1,087,980
California Public Works Board, LR (University of California) 5.40%, 12/1/2016 (Insured; AMBAC)	1,000,000	1,085,830
Central Basin Municipal Water District, COP (Central Basin):		
5%, 8/1/2015 (Insured; AMBAC)	1,135,000	1,228,376
5%, 8/1/2016 (Insured; AMBAC)	1,210,000	1,303,412
Clovis Public Financing Authority, Water Revenue 5%, 3/1/2017 (Insured; AMBAC)	1,820,000	1,960,595
Glendale Community College District (Election of 2002):		
Zero Coupon, 8/1/2017 (Insured; FGIC)	1,210,000	696,488
Zero Coupon, 8/1/2018 (Insured; FGIC)	1,300,000	708,279
Indian Wells Redevelopment Agency, Revenue (Tax Allocation-Consolidated Whitewater) 5%, 9/1/2017 (Insured; AMBAC)	1,525,000	1,638,048
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue 5%, 7/1/2018 (Insured; FSA)	2,000,000	2,154,380
San Diego Community College District (Election of 2002) 5%, 5/1/2019 (Insured; FSA)	500,000	536,455
San Francisco City & County Public Utilities Commission, Water Revenue 5%, 11/1/2018 (Insured; FSA)	1,590,000	1,718,504
West Sacramento Redevelopment Agency, Tax Allocation (West Sacramento Redevelopment) 4.75%, 9/1/2016 (Insured; MBIA)	1,000,000	1,042,020

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Colorado−2.7%		
Archuleta & Hinsdale Counties (School District Number 50JT) 5.50%, 12/1/2014 (Insured; MBIA) (Prerefunded 12/1/2006)	750,000 [a]	795,592
Colorado Water Resources & Power Development Authority, Drinking Water Revenue 5.25%, 9/1/2015	1,000,000	1,079,750
Sand Creek Metropolitan District, Refunding & Improvement 5%, 12/1/2015 (Insured; XLCA)	1,245,000	1,339,682
Delaware−5.4%		
Delaware Economic Development Authority, PCR (Delmarva Power) 4.90%, 5/1/2011 (Insured; AMBAC)	5,000,000	5,377,400
Delaware Housing Authority, Revenue 5.15%, 7/1/2017	1,145,000	1,165,713
Florida−6.0%		
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) 5.50%, 10/1/2017 (Insured; MBIA)	2,000,000	2,159,740
Florida Department of Corrections, COP (Okeechobee Correctional) 5%, 3/1/2015 (Insured; AMBAC)	1,000,000	1,103,330
Florida State University Financial Assistance Inc., Educational & Athletic Facilities Improvement Revenue 5%, 10/1/2018 (Insured; AMBAC)	1,705,000	1,834,819
Jacksonville Electric Authority, Revenue (Saint John's River Power Park Systems) 5%, 10/1/2018	1,000,000	1,069,780
Pace Property Finance Authority, Inc., Utility System Improvement Revenue 5.125%, 9/1/2012 (Insured; AMBAC)	1,055,000	1,134,442
Georgia−.7%		
Atlanta, Public Improvement 5%, 12/1/2013	825,000	870,977
Idaho−2.6%		
Idaho Housing and Finance Association (Single Family Mortgage) 5.55%, 7/1/2016 (Insured; FHA)	475,000	495,107
Kootenai County School District Number 273 (Post Falls) 5%, 8/15/2017	1,275,000	1,400,868
Nampa 5%, 8/1/2018 (Insured; FGIC)	1,135,000	1,240,566

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Louisiana—3.1%		
Louisiana Office Facilities Corp., LR		
(Capital Complex Program):		
5.50%, 5/1/2015 (Insured; AMBAC)	705,000	789,558
5.25%, 3/1/2017 (Insured; MBIA)	1,500,000	1,626,555
Orleans Parish School Board		
5.20%, 2/1/2014 (Insured; FGIC)	1,355,000	1,385,609
Maryland—5.2%		
Maryland Community Development Administration,		
Department of Housing & Community Development:		
Insured Mortgage Loan 5.125%, 5/15/2017	765,000	817,188
(Single Family Program) 4.75%, 4/1/2013	800,000	841,232
Maryland Economic Development Corp., LR		
(Montgomery County Wayne Avenue)		
5.25%, 9/15/2014	1,295,000	1,439,703
Maryland Health & Higher Educational		
Facilities Authority, Revenue		
(University of Maryland Medical Systems)		
5.75%, 7/1/2017	2,000,000	2,184,080
Prince Georges County, Revenue		
(Dimensions Health Corp.) 5.10%, 7/1/2006	1,000,000	976,720
Massachusetts—3.2%		
The Commonwealth of Massachusetts		
Special Obligation Refunding Notes		
(Federal Highway Grant Anticipation Note Program)		
5%, 12/15/2014 (Insured; FSA)	3,585,000	3,911,594
Michigan—.9%		
Greater Detroit Resource Recovery Authority, Revenue		
6.25%, 12/13/2008 (Insured; AMBAC)	1,000,000	1,114,620
Minnesota—1.3%		
Minnesota 5.25%, 11/1/2011	1,500,000	1,565,310
Missouri—1.5%		
Missouri Highways & Transportation Commission,		
State Road Revenue 5%, 2/1/2017	1,000,000	1,072,150
Missouri Housing Development Commission,		
Multi-Family Housing		
4.85%, 12/1/2011 (Insured; FHA)	720,000	761,609
Montana—1.8%		
Montana Board of Regents, Higher Education Revenue		
(Facilities-Montana State University)		
5%, 11/15/2018 (Insured; AMBAC)	2,015,000	2,186,738

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Nebraska—2.0%		
Dodge County School District, Number 001 Fremont 5%, 12/15/2016 (Insured; FSA)	2,240,000	2,437,971
Nevada—1.4%		
Las Vegas Convention & Visitors Authority, Revenue 5.75%, 7/1/2015 (Insured; AMBAC)	1,500,000	1,671,750
New Jersey—1.8%		
Burlington County Bridge Commission, Pooled Loan Revenue (Governmental Loan Program) 5%, 10/15/2013	1,290,000	1,408,796
New Jersey Transportation Trust Fund Authority (Transportation Systems) 5.50%, 6/15/2012 (Insured; MBIA)	780,000	802,924
New York—5.3%		
New York City Housing Development Corp., MFHR 5.125%, 11/1/2014	925,000	976,717
New York City Municipal Water Finance Authority, Water & Sewer Systems Revenue 5.25%, 6/15/2015	1,405,000	1,548,268
New York State Thruway Authority, Service Contract Revenue (Local Highway & Bridge) 5.75%, 4/1/2006	135,000	138,069
Sales Tax Asset Receivable Corp. 5%, 10/15/2017 (Insured; MBIA)	2,500,000	2,724,150
Triborough Bridge and Tunnel Authority, General Purpose Revenue 5%, 1/1/2016	1,000,000	1,066,990
North Carolina—1.1%		
North Carolina Eastern Municipal Power Agency, Power System Revenue 7%, 1/1/2008	1,250,000	1,373,863
North Dakota—.2%		
Grand Forks 4.90%, 12/1/2011	215,000	218,980
Ohio—2.1%		
Northeast Regional Sewer District, Wastewater Revenue 5.50%, 11/15/2012 (Insured; AMBAC)	2,500,000	2,580,100
Oklahoma—.7%		
Oklahoma Development Finance Authority, Health Facilities Revenue (Oklahoma Hospital Association) 5.125%, 6/1/2012 (Insured; AMBAC)	785,000	852,251

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania—7.6%		
Cambria County 6.625%, 8/15/2014 (Insured; FGIC)	615,000	629,692
Harrisburg Authority, Office and Parking Revenue:		
5.50%, 5/1/2005	225,000	226,337
5.75%, 5/1/2008	1,000,000	1,060,510
Harrisburg Redevelopment Authority, Revenue		
Zero Coupon, 11/1/2017 (Insured; FSA)	2,750,000	1,556,748
Pennsylvania Higher Educational Facilities Authority,		
Revenue (University Health Services)		
5.35%, 1/1/2008 (Prerefunded 1/1/2006)	4,500,000 [a]	4,652,550
Sayre Health Care Facilities Authority, Revenue		
(Guthrie Health) 6.25%, 12/1/2014	1,000,000	1,111,910
Rhode Island—.9%		
Rhode Island Consolidated Capital Development Loan		
5.95%, 8/1/2013 (Insured; MBIA)	1,000,000	1,023,290
South Carolina—4.0%		
Anderson, Water & Sewer Systems Revenue		
5%, 7/1/2017 (Insured; MBIA)	1,390,000	1,497,920
Charleston County Airport District,		
Airport Systems Revenue		
5%, 7/1/2015 (Insured; XLCA)	1,950,000	2,121,483
Pickens County School District		
(School District Enhance Program) 5%, 5/1/2012	1,135,000	1,217,969
Texas—7.7%		
Dallas-Fort Worth International Airport,		
Revenue (Joint Improvement)		
5.75%, 11/1/2016 (Insured; FSA)	1,735,000	1,959,405
El Paso, Water & Sewer Revenue		
5%, 3/1/2014 (Insured; FSA)	1,000,000	1,094,650
Irving Hospital Authority, HR		
(Irving Healthcare Systems)		
5.70%, 7/1/2008 (Insured; FSA)	1,675,000	1,693,425
North Harris Montgomery Community College District		
5.375%, 2/15/2017 (Insured; FGIC)	1,000,000	1,100,310
Tomball Hospital Authority, Revenue 6%, 7/1/2013	3,500,000	3,524,990
Virginia—2.9%		
Brunswick County Industrial Development Authority,		
Correctional Facility LR		
5.55%, 7/1/2008 (Insured; MBIA)		
(Prerefunded 7/1/2006)	1,325,000 [a]	1,404,036

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Fairfax County Redevelopment & Housing Authority, LR (James Lee Community Center) 5.25%, 6/1/2019	1,120,000	1,224,966
Newport News 5%, 11/1/2016	855,000	929,513
Washington–2.8%		
Energy Northwest, Wind Project Revenue 5.60%, 7/1/2015 (Prerefunded 1/1/2007)	1,000,000 a	1,079,800
King County School District Number 405 (Bellevue) 5%, 12/1/2014 (Insured; FGIC)	1,000,000	1,091,290
Washington Health Care Facilities Authority, Revenue (Gray Harbor Community Hospital) 5.75%, 7/1/2010 (Insured; Radian)	1,180,000	1,236,333
West Virginia–.9%		
West Virginia Housing Development Fund (Housing Finance) 5%, 11/1/2014	1,000,000	1,038,500
Wisconsin–.9%		
Wisconsin Health & Educational Facilities Authority, Revenue (Franciscan Skemp Medical Center) 5.875%, 11/15/2010	1,000,000	1,034,880
Total Long-Term Municipal Investments (cost $112,342,234)		**115,519,604**
Short-Term Municipal Investments–3.7%		
Florida–1.2%		
Palm Beach County Health Facilities Authority, Health Facilities Revenue, VRDN (Bethesda Healthcare Systems) 1.83% (LOC; SunTrust Bank)	1,500,000 b	1,500,000
Pennsylvania–2.5%		
Philadelphia Hospitals & Higher Education Facilities Authority, HR, VRDN (Children's Hospital of Philadelphia) 1.80% (LOC; Fleet National Bank)	3,000,000 b	3,000,000
Total Short-Term Municipal Investments (cost $4,500,000)		**4,500,000**
Total Investments (cost $116,842,234)	**98.9%**	**120,019,604**
Cash and Receivables (Net)	**1.1%**	**1,375,964**
Net Assets	**100.0%**	**121,395,568**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
		LR	Lease Revenue
COP	Certificate of Participation	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company	**MFHR**	Multi-Family Housing Revenue
FHA	Federal Housing Administration	**PCR**	Pollution Control Revenue
FSA	Financial Security Assurance	**VRDN**	Variable Rate Demand Notes
HR	Hospital Revenue	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	68.0
AA		Aa		AA	15.9
A		A		A	8.7
BBB		Baa		BBB	3.7
F1		MIG1/P1		SP1/ A1	3.7
					100.0

[†] *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	116,842,234	120,019,604
Cash		44,600
Interest receivable		1,474,036
Receivable for shares of Common Stock subscribed		16,862
Prepaid expenses		33,796
		121,588,898
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		30,605
Payable for shares of Common Stock redeemed		133,231
Accrued expenses		29,494
		193,330
Net Assets ($)		**121,395,568**
Composition of Net Assets ($):		
Paid-in capital		117,837,896
Accumulated undistributed investment income–net		415,089
Accumulated net realized gain (loss) on investments		(34,787)
Accumulated net unrealized appreciation (depreciation) on investments		3,177,370
Net Assets ($)		**121,395,568**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	14,650,310	1,554,113	5,107,451	100,083,694
Shares Outstanding	1,081,976	114,707	376,944	7,389,890
Net Asset Value Per Share ($)	**13.54**	**13.55**	**13.55**	**13.54**

See notes to financial statements.

STATEMENT OF OPERATIONS

February 28, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**2,582,018**
Expenses:	
Management fee–Note 3(a)	352,338
Shareholder servicing costs–Note 3(c)	69,879
Registration fees	35,289
Distribution fees–Note 3(b)	21,420
Professional fees	15,492
Custodian fees	8,152
Directors' fees and expenses–Note 3(d)	3,901
Prospectus and shareholders' reports	3,898
Loan commitment fees–Note 2	438
Miscellaneous	9,110
Total Expenses	**519,917**
Less–reduction in management fee due to undertaking–Note 3(a)	(213,286)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(5,389)
Net Expenses	**301,242**
Investment Income–Net	**2,280,776**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	172,353
Net unrealized appreciation (depreciation) on investments	(653,524)
Net Realized and Unrealized Gain (Loss) on Investments	**(481,171)**
Net Increase in Net Assets Resulting from Operations	**1,799,605**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income–net	2,280,776	5,496,388
Net realized gain (loss) on investments	172,353	(229,044)
Net unrealized appreciation (depreciation) on investments	(653,524)	2,465,361
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,799,605**	**7,732,705**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(182,406)	(201,381)
Class B shares	(22,702)	(23,864)
Class C shares	(67,071)	(76,351)
Class Z shares	(1,941,886)	(5,056,146)
Net realized gain on investments:		
Class A shares	–	(6,584)
Class B shares	–	(945)
Class C shares	–	(3,188)
Class Z shares	–	(225,800)
Total Dividends	**(2,214,065)**	**(5,594,259)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	7,846,801	6,550,965
Class B shares	340,486	1,269,046
Class C shares	1,224,849	3,354,883
Class Z shares	4,056,169	11,782,884
Dividends reinvested:		
Class A shares	106,701	98,376
Class B shares	8,813	14,535
Class C shares	31,479	36,680
Class Z shares	1,374,417	3,876,826
Cost of shares redeemed:		
Class A shares	(451,027)	(2,161,870)
Class B shares	(106,078)	(197,544)
Class C shares	(251,484)	(580,825)
Class Z shares	(8,181,859)	(49,477,136)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**5,999,267**	**(25,433,180)**
Total Increase (Decrease) in Net Assets	**5,584,807**	**(23,294,734)**
Net Assets ($):		
Beginning of Period	115,810,761	139,105,495
End of Period	**121,395,568**	**115,810,761**
Undistributed investment income–net	415,089	–

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	577,122	483,634
Shares issued for dividends reinvested	7,860	7,283
Shares redeemed	(33,146)	(160,862)
Net Increase (Decrease) in Shares Outstanding	**551,836**	**330,055**
Class B[a]		
Shares sold	25,042	93,797
Shares issued for dividends reinvested	649	1,074
Shares redeemed	(7,822)	(14,599)
Net Increase (Decrease) in Shares Outstanding	**17,869**	**80,272**
Class C		
Shares sold	89,982	246,684
Shares issued for dividends reinvested	2,317	2,712
Shares redeemed	(18,415)	(43,126)
Net Increase (Decrease) in Shares Outstanding	**73,884**	**206,270**
Class Z		
Shares sold	298,330	867,201
Shares issued for dividends reinvested	101,205	285,935
Shares redeemed	(601,672)	(3,663,515)
Net Increase (Decrease) in Shares Outstanding	**(202,137)**	**(2,510,379)**

[a] *During the period ended August 31, 2004, 1,110 Class B shares representing $15,055, were automatically converted to 1,111 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	13.59	13.35	13.70
Investment Operations:			
Investment income–net[b]	.24	.51	.19
Net realized and unrealized gain (loss) on investments	(.05)	.25	(.32)
Total from Investment Operations	.19	.76	(.13)
Distributions:			
Dividends from investment income–net	(.24)	(.50)	(.22)
Dividends from net realized gain on investments	–	(.02)	–
Total Distributions	(.24)	(.52)	(.22)
Net asset value, end of period	13.54	13.59	13.35
Total Return (%)[c]	1.42[d]	5.80	(.78)[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.08[e]	1.06	1.04[e]
Ratio of net expenses to average net assets	.69[e]	.70	.70[e]
Ratio of net investment income to average net assets	3.68[e]	3.80	3.82[e]
Portfolio Turnover Rate	7.81[d]	27.06	29.19[d]
Net Assets, end of period ($ x 1,000)	14,650	7,202	2,671

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	13.59	13.36	13.70
Investment Operations:			
Investment income−net[b]	.22	.44	.15
Net realized and unrealized gain (loss) on investments	(.05)	.24	(.30)
Total from Investment Operations	.17	.68	(.15)
Distributions:			
Dividends from investment income−net	(.21)	(.43)	(.19)
Dividends from net realized gain on investments	−	(.02)	−
Total Distributions	(.21)	(.45)	(.19)
Net asset value, end of period	13.55	13.59	13.36
Total Return (%)[c]	1.25[d]	5.18	(.89)[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.56[e]	1.59	1.59[e]
Ratio of net expenses to average net assets	1.19[e]	1.19	1.20[e]
Ratio of net investment income to average net assets	3.21[e]	3.27	3.32[e]
Portfolio Turnover Rate	7.81[d]	27.06	29.19[d]
Net Assets, end of period ($ x 1,000)	1,554	1,317	221

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31,	
		2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	13.60	13.36	13.70
Investment Operations:			
Investment income–net [b]	.20	.41	.15
Net realized and unrealized gain (loss) on investments	(.06)	.25	(.32)
Total from Investment Operations	.14	.66	(.17)
Distributions:			
Dividends from investment income–net	(.19)	(.40)	(.17)
Dividends from net realized gain on investments	–	(.02)	–
Total Distributions	(.19)	(.42)	(.17)
Net asset value, end of period	13.55	13.60	13.36
Total Return (%)[c]	1.04[d]	4.99	(1.02)[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.77[e]	1.79	1.80[e]
Ratio of net expenses to average net assets	1.44[e]	1.44	1.45[e]
Ratio of net investment income to average net assets	2.95[e]	3.01	3.07[e]
Portfolio Turnover Rate	7.81[d]	27.06	29.19[d]
Net Assets, end of period ($ x 1,000)	5,107	4,120	1,293

[a] *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

	Six Months Ended February 28, 2005	Year Ended August 31,				
Class Z Shares	(Unaudited)	2004	2003 a	2002 b	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	13.59	13.36	13.61	13.65	13.04	12.88
Investment Operations:						
Investment income−net	.27 c	.55 c	.58 c	.61 c	.61	.62
Net realized and unrealized gain (loss) on investments	(.06)	.24	(.23)	.13	.64	.17
Total from Investment Operations	.21	.79	.35	.74	1.25	.79
Distributions:						
Dividends from investment income−net	(.26)	(.54)	(.57)	(.60)	(.61)	(.62)
Dividends from net realized gain on investments	−	(.02)	(.03)	(.18)	(.03)	(.01)
Total Distributions	(.26)	(.56)	(.60)	(.78)	(.64)	(.63)
Net asset value, end of period	13.54	13.59	13.36	13.61	13.65	13.04
Total Return (%)	1.55 d	6.01	2.60	5.62	9.82	6.36
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.81 e	.83	.79	.75	.79	.79
Ratio of net expenses to average net assets	.44 e	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	3.96 e	4.07	4.24	4.53	4.60	4.86
Portfolio Turnover Rate	7.81 d	27.06	29.19	12.05	47.00	40.46
Net Assets, end of period ($ x 1,000)	100,084	103,172	134,920	131,013	114,712	99,313

a   *The fund commenced offering four classes of shares on March 31, 2003. The existing shares were redesignated Class Z shares.*

b   *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis, for debt securities. The effect of these changes for the period ended August 31, 2002 was to increase net investment income per share by less than $.01 and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.46% to 4.53%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.*

c   *Based on average shares outstanding at each month end.*

d   *Not annualized.*

e   *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Intermediate Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund to not distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $34,790 available to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2004 was as follows: tax exempt income $5,357,742, ordinary income $16,887 and long-term capital gains $219,630, respectively. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended February 28, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees (as applicable to Class A, Class B and Class C shares), taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $213,286 during the period ended February 28, 2005.

During the period ended February 28, 2005, the Distributor retained $21,191 from commissions earned on sales of the fund's Class A shares and $410 and $93 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended February 28, 2005, Class B and Class C shares were charged $3,664 and $17,756, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and/or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended February 28, 2005, Class Z shares were charged $24,674 pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, Class A, Class B and Class C shares were charged $12,768, $1,832 and $5,919, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2005, the fund was charged $17,438 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $56,282, Rule 12b-1 distribution plan fees $3,591 and shareholder services plan fees $4,104, which are offset against an expense reimbursement currently in effect in the amount of $33,372.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $12,485,484 and $8,992,059, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $3,177,370, consisting of $3,812,885 gross unrealized appreciation and $635,515 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

For More Information

**Dreyfus Premier
Select Intermediate
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0126SA0205

Dreyfus Premier Select Municipal Bond Fund

SEMIANNUAL REPORT February 28, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Select Municipal Bond Fund covers the six-month period from September 1, 2004, through February 28, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The reporting period generally was a good one for municipal bonds. Longer-term tax-exempt securities rallied as investors became more confident in the economic recovery and fiscal conditions improved for many issuers. The municipal bond market's performance over the reporting period defied conventional wisdom, which holds that most bonds should lose value when interest rates rise. Other factors including low inflation, strong institutional demand and moderating issuance volume more than offset the potentially eroding effects of higher interest rates.

We believe that the municipal bond market's unexpected strength is yet another example of why investors should resist the temptation to time the markets. Instead, we believe that most investors should remain broadly diversified across asset classes and individual securities. Your financial advisor can help you diversify your portfolio in a way that allows you to participate in the markets' longer-term returns while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
March 15, 2005



DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

How did Dreyfus Premier Select Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2005, the fund produced total returns of 2.07% for Class A shares, 1.82% for Class B shares, 1.69% for Class C shares and 2.12% for Class Z shares.[1,2] In comparison, the fund's benchmark, the Lehman Brothers Municipal Bond Index (the "Index"), achieved a total return of 2.40% for the reporting period.[3] The fund is reported in the Lipper General Municipal Debt Funds category. During the reporting period, the average total return for all funds reported in the category was 2.14%.[4]

The fund produced returns that were roughly in line with its Lipper category average, primarily because of its emphasis on high-quality bonds, which were hindered somewhat by rising short-term interest rates. The fund underperformed its benchmark though, primarily because the Index does not reflect fees and other fund expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax.

The dollar-weighted average maturity of the fund normally exceeds 10 years, but there are no specific requirements with respect to average portfolio maturity. The fund invests at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus. The remaining 35% of the fund's assets may be invested in municipal bonds with a credit quality lower than A, including bonds of below investment-grade credit quality ("high yield" or "junk" bonds).

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The portfolio's allocation to either discount bonds or premium bonds will change along with the portfolio manager's changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The Federal Reserve Board (the "Fed") continued to raise short-term interest rates during the reporting period. While longer-term bonds historically have seen their yields rise and prices fall when short-term rates climb, this time has proved to be an exception. For much of the reporting period, the longer-term, tax-exempt bond market rallied as investors' inflation concerns waned.

In addition, supply-and-demand factors proved to be favorable for longer-term municipal bonds during the reporting period. The growing U.S. economy continued to produce better fiscal conditions for many states and municipalities, and many issuers had less need to borrow than in previous years. As a result, the supply of newly issued municipal bonds moderated compared to the same period one year earlier, supporting their prices. At the same time, investor demand remained strong, especially from institutional investors, such as insurance companies, and "non-traditional" investors, such as hedge funds.

In this environment, the fund generally maintained its average duration — a measure of sensitivity to changing interest rates — in a range that was roughly in line with the Index. This positioning helped the fund participate fully in market rallies. In addition, the fund's relative performance was enhanced by our security selection strategy, which emphasized longer-maturity bonds with provisions for early redemption by their issuers, which enabled the fund to capture the higher income and capital appreciation potential of longer-term securities without incurring commensurate interest-rate risks.

Although the relatively light supply of newly issued bonds offered few opportunities to upgrade the fund's holdings over the reporting period, new purchases typically focused on high-quality, premium bonds with maturities in the 15- to 20-year range.

What is the fund's current strategy?

As of the end of the reporting period, we gradually have shifted to a more defensive positioning — including a modestly shorter average duration, a more substantial cash position and reduced exposure to lower-rated bonds — in the expectation that short-term interest rates are likely to continue to move higher. Indeed, these strategies helped protect the fund's value toward the end of February 2005, when signs of renewed inflationary pressures caused bond prices to fall sharply.

March 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Performance figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect, until such time as they give shareholders at least 90 days' notice, which Dreyfus has committed to continue at least until August 31, 2005. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Class Z is not subject to any initial or deferred sales charge.*

[3] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[4] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Select Municipal Bond Fund from September 1, 2004 to February 28, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 28, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.56	$ 6.00	$ 7.25	$ 2.26
Ending value (after expenses)	$1,020.70	$1,018.20	$1,016.90	$1,021.20

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 28, 2005

	Class A	Class B	Class C	Class Z
Expenses paid per $1,000†	$ 3.56	$ 6.01	$ 7.25	$ 2.26
Ending value (after expenses)	$1,021.27	$1,018.84	$1,017.60	$1,022.56

† *Expenses are equal to the fund's annualized expense ratio of .71% for Class A, 1.20% for Class B, 1.45% for Class C and .45% for Class Z; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

Long-Term Municipal Investments−97.9%	Principal Amount ($)	Value ($)
Alabama−.5%		
Florence, Warrants		
5.75%, 9/1/2015 (Insured; MBIA)		
(Prerefunded 9/1/2005)	1,000,000 a	1,027,640
Arizona−.5%		
Arizona School Facilities Board, Revenue		
(State School Improvement)		
5%, 7/1/2018	1,025,000	1,105,965
Arkansas−3.1%		
Beaver Water District,		
Benton and Washington Counties, Water Revenue		
5%, 11/15/2016 (Insured; AMBAC)	1,400,000	1,514,744
Board of Trustees of the University of Arkansas,		
Various Facility Revenue (Fayetteville Campus):		
5.50%, 12/1/2017 (Insured; FGIC)		
(Prerefunded 12/1/2012)	2,865,000 a	3,264,152
5.50%, 12/1/2017 (Insured; FSA)		
(Prerefunded 12/1/2011)	1,695,000 a	1,916,079
California−21.5%		
California:		
GO:		
5.25%, 10/1/2016	4,070,000	4,148,917
5.25%, 9/1/2017 (Insured; MBIA)	1,800,000	1,970,244
Veterans 5.45%, 12/1/2024 (Insured; FSA)	3,430,000	3,514,961
California Department of Water Resources:		
Power Supply Revenue		
5.375%, 5/1/2017 (Insured; XLCA)	4,000,000	4,442,680
Water Revenue (Central Valley Project)		
5%, 12/1/2015 (Insured; FGIC)	2,000,000	2,175,960
California Public Works Board, LR		
(Department of Corrections)		
5.25%, 3/1/2021 (Insured; AMBAC)	1,000,000	1,072,270
Clovis Public Financing Authority,		
Water Revenue		
5%, 3/1/2019 (Insured; AMBAC)	2,005,000	2,150,042
Desert Sands Unified School District, COP:		
5.25%, 3/1/2015 (Insured; MBIA)	1,025,000	1,123,974
5.25%, 3/1/2016 (Insured; MBIA)	1,080,000	1,179,068
East Bay Municipal Utility District,		
Water System Revenue		
5%, 6/1/2021 (Insured; MBIA)	1,125,000	1,193,704

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
East Side Union High School District,		
GO (County of Santa Clara, 2002 Election Series):		
5%, 8/1/2017 (Insured; FGIC)	1,290,000	1,397,509
5%, 8/1/2018 (Insured; FGIC)	1,345,000	1,452,197
5%, 8/1/2019 (Insured; FGIC)	1,410,000	1,514,664
Fullerton Joint Union High School District		
5%, 8/1/2018 (Insured; FSA)	760,000	820,298
Glendale Community College District:		
Zero Coupon, 8/1/2019 (Insured; FGIC)	1,130,000	581,837
Zero Coupon, 8/1/2020 (Insured; FGIC)	1,200,000	583,896
Zero Coupon, 8/1/2021 (Insured; FGIC)	1,520,000	694,625
Glendora Unified School District, GO:		
Zero Coupon, 8/1/2026 (Insured; FGIC)	2,575,000	878,101
Zero Coupon, 8/1/2027 (Insured; FGIC)	2,000,000	641,560
Nevada Joint Union High School District		
(Nevada and Yuba Counties)		
GO 5%, 8/1/2022 (Insured; FSA)	1,160,000	1,228,115
Placer Union High School District:		
Zero Coupon, 8/1/2027 (Insured; FSA)	4,110,000	1,318,406
Zero Coupon, 8/1/2028 (Insured; FSA)	4,000,000	1,214,120
Redevelopment Agency of the City		
of Corona, Merger Downtown and Amended		
Project Area A (2004 Tax Allocation)		
5%, 9/1/2018 (Insured; FGIC)	1,520,000	1,629,911
Sacramento City Financing Authority, Revenue		
Capital Improvement		
5%, 12/1/2026 (Insured; AMBAC)	1,450,000	1,504,680
San Jose,		
(Library Parks and Public Safety Projects)		
5%, 9/1/2019	1,575,000	1,692,227
San Juan Unified School District:		
5.25%, 8/1/2019 (Insured; MBIA)	1,295,000	1,420,835
5.25%, 8/1/2020 (Insured; MBIA)	1,425,000	1,558,323
Tustin Unified School District, Special Tax		
(Senior Lien Community Facilities District 97)		
Zero Coupon, 9/1/2021 (Insured; FSA)	1,615,000	735,116
Walnut Valley Unified School District		
6.50%, 8/1/2019 (Insured; FGIC)	1,765,000	1,792,428

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Colorado—2.4%		
Colorado Health Facilities Authority, Revenue (Porter Place) 5.875%, 1/20/2020 (Collateralized; GNMA)	1,940,000	2,099,487
Northwest Parkway Public Highway Authority, Senior Revenue Zero Coupon, 6/15/2026 (Insured; FSA)	10,000,000	3,059,700
Delaware—5.0%		
Delaware Economic Development Authority, Revenue (Pollution Control Delmarva Project) 5.20%, 2/1/2019 (Insured; AMBAC)	6,000,000	6,415,080
Delaware Housing Authority, Revenue 5.40%, 7/1/2024	1,695,000	1,708,865
Sussex County 5.70%, 10/15/2012 (Prerefunded 4/15/2005)	215,000 [a]	215,808
The City of Wilmington, MFHR (GNMA Collateralized Mortgage Loan– Market Street Mews Project) 5.45%, 9/20/2022	2,250,000	2,371,320
Florida—3.3%		
Florida Intergovernmental Finance Commission, Capital Revenue 5.125%, 2/1/2031 (Insured; AMBAC)	3,500,000	3,622,675
School Board of Saint Lucie County, COP (Florida Master Lease Program) 5%, 7/1/2018 (Insured; FSA)	1,635,000	1,751,477
Winter Park, Water and Sewer Revenue 5.375%, 12/1/2019 (Insured; AMBAC)	1,525,000	1,695,266
Georgia—2.2%		
Atlanta, Water and Wastewater Revenue 5.50%, 11/1/2018 (Insured; FGIC)	1,200,000	1,394,304
De Kalb County Housing Authority, MFHR (Longleaf Apartments Project) 5.45%, 10/20/2024 (Collateralized; GNMA)	1,540,000	1,667,019
Development Authority of Bulloch County, Student Housing LR (Georgia Southern University Project) 5%, 8/1/2018 (Insured; AMBAC)	1,470,000	1,581,176

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Idaho—8.1%		
Boise State University, Revenues:		
5.375%, 4/1/2022 (Insured; FGIC)	3,000,000	3,302,970
Student Union and Housing System		
5%, 4/1/2017 (Insured; AMBAC)	1,015,000	1,093,267
Caldwell, Parity Lien Sewer Revenue		
5.75%, 9/1/2018 (Insured; FSA)	2,625,000	2,973,442
Canyon County School District Number 132		
(Caldwell) GO		
5.25%, 7/30/2016 (Insured; MBIA)	1,405,000	1,556,220
Idaho Housing and Finance Association:		
5.55%, 1/1/2033	285,000	295,320
(Single Family Mortgage)		
5.625%, 7/1/2015	785,000	785,887
Idaho State University,		
General Improvement Revenue:		
5%, 4/1/2016 (Insured; FSA)	2,315,000	2,505,200
5%, 4/1/2017 (Insured; FSA)	1,930,000	2,076,043
Nampa 5%, 8/1/2020 (Insured; FGIC)	1,330,000	1,443,023
The Regents of the University of Idaho,		
Student Fee Revenue		
5%, 4/1/2014 (Insured; FSA)	1,080,000	1,181,714
Kentucky—.5%		
Kentucky Turnpike Authority,		
Economic Development Road Revenue		
(Revitalization Projects):		
5.625%, 7/1/2010 (Insured; AMBAC)		
(Prerefunded 7/1/2005)	745,000 [a]	768,535
5.625%, 7/1/2010 (Insured; AMBAC)	255,000	262,959
Louisiana—3.0%		
Louisiana Office Facilities Corp., LR		
(Capital Complex Program)		
5.25%, 3/1/2017 (Insured; MBIA)	3,000,000	3,253,110
Orleans Parish School Board		
5.20%, 2/1/2014 (Insured; FGIC)	3,000,000	3,067,770
Maine—2.9%		
Maine Housing Authority		
(Mortgage Purchase):		
5.85%, 11/15/2020	1,230,000	1,312,853
5.35%, 11/15/2021	4,680,000	4,935,996

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Maryland—4.4%		
Community Development Administration, Maryland Department of Housing and Community Development:		
Housing 5.95%, 7/1/2023	2,695,000	2,791,643
MFHR (Insured Mortgage Loans) 5.30%, 5/15/2022	435,000	460,600
Residential Revenue:		
5.30%, 9/1/2012	800,000	825,360
5.40%, 9/1/2013	755,000	780,420
5.55%, 9/1/2015	790,000	810,082
(Single Family Program) 4.75%, 4/1/2013	2,090,000	2,197,719
Hyattsville, Special Obligation (University Town Center Project) 5.60%, 7/1/2024	1,500,000	1,511,775
Massachusetts—1.1%		
Massachusetts Development Finance Agency, Revenue (Credit Housing—Chelsea Homes) 5%, 12/15/2024	1,200,000	1,205,916
Massachusetts Housing Finance Agency, SFHR 7.125%, 6/1/2025	80,000	80,094
Massachusetts Industrial Finance Agency, Health Care Facility Revenue (Metro Health Foundation Inc. Project) 6.75%, 12/1/2027	1,000,000	972,600
Michigan—2.8%		
Cadillac Area Public Schools 5.375%, 5/1/2017 (Insured; FGIC)	1,665,000	1,720,911
Kalamazoo Hospital Finance Authority, Hospital Facility Revenue (Burgess Medical Center) 6.25%, 6/1/2014 (Insured; FGIC)	1,000,000	1,200,470
Livingston County (Marion Sanitary Sewer Systems Number 1) 5.125%, 6/1/2019	2,100,000	2,194,059
Michigan Municipal Bond Authority, Revenue (Local Government Loan Program) 6.125%, 12/1/2018 (Insured; FGIC)	750,000	767,257

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Mississippi−.7%		
Mississippi Development Bank, Special Obligation (Waveland, GO Public Improvement Bond Project) 5%, 11/1/2020 (Insured; AMBAC)	1,315,000	1,402,711
Missouri−3.4%		
Cape Girardeau County Industrial Development Authority, MFHR (Cape La Croix) 6.40%, 6/20/2031 (Collateralized; GNMA)	1,245,000	1,289,496
Curators of the University of Missouri, Systems Facilities Revenue 5%, 11/1/2021	1,605,000	1,710,432
Missouri Housing Development Commission, MFHR:		
5.25%, 12/1/2016 (Collateralized; FHA)	1,965,000	2,098,286
5.375%, 12/1/2018 (Collateralized; FHA)	1,890,000	2,021,657
Montana−2.4%		
Montana Board of Housing, Single Family Mortgage 5.60%, 12/1/2023	2,310,000	2,345,620
Montana Board of Regents, Higher Education Revenue (Montana State University):		
5%, 11/15/2020 (Insured; AMBAC)	1,210,000	1,300,980
5%, 11/15/2021 (Insured; AMBAC)	1,350,000	1,447,025
Nebraska−1.2%		
Municipal Energy Agency of Nebraska, Power Supply System Revenue 5.25%, 4/1/2016 (Insured; AMBAC)	2,305,000	2,528,239
New Hampshire−2.6%		
New Hampshire Higher Educational and Health Facilities Authority, HR (Androscoggin Valley Hospital) 5.75%, 11/1/2017	1,475,000	1,545,048
New Hampshire Housing Finance Authority:		
Mortgage Revenue		
6.85%, 7/1/2014	10,000	10,068
Multi-Family Revenue:		
5.05%, 7/1/2012	1,480,000	1,541,686
5.15%, 7/1/2013	2,295,000	2,389,393
New Jersey−.6%		
New Jersey Turnpike Authority, Turnpike Revenue:		
6.50%, 1/1/2016	750,000	905,858
6.50%, 1/1/2016	250,000	298,370

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Mexico−.8%		
New Mexico Finance Authority, Court Facilities Fee Revenue 5%, 6/15/2016 (Insured; MBIA)	1,500,000	1,615,995
New York−2.3%		
New York City Municipal Water Finance Authority, Water and Sewer System Revenue 5.125%, 6/15/2021 (Insured; MBIA)	2,000,000	2,101,060
New York State Thruway Authority: (Highway and Bridge Trust Fund) 5%, 4/1/2016 (Insured; FGIC)	1,000,000	1,065,370
(State Personal Income Tax Revenue-Transportation) 5%, 3/15/2020 (Insured; MBIA)	1,575,000	1,683,990
North Carolina−4.0%		
North Carolina Housing Finance Agency (Home Ownership) 5.875%, 7/1/2031	8,115,000	8,418,176
Ohio−3.5%		
Village of Groveport, Income Tax Receipt (Special Obligations): 5%, 12/1/2017 (Insured; MBIA)	3,535,000	3,818,012
5%, 12/1/2018 (Insured; MBIA)	1,000,000	1,077,070
Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.) 6.50%, 11/15/2012	810,000	834,219
Sharonville 5.25%, 6/1/2017 (Insured; FGIC)	1,480,000	1,627,497
Oregon−1.5%		
Oregon Bond Bank, Revenue (Economic Community Development Department) 5.50%, 1/1/2014 (Insured; MBIA)	1,190,000	1,295,862
Oregon Housing and Community Services Department, SFMR (Mortgage Program) 6.45%, 7/1/2026	335,000	343,104
Sweet Home School District Number 55, Linn County, GO 5.50%, 6/15/2020 (Insured; FSA)	1,375,000	1,521,768
Pennsylvania−2.8%		
Dauphin County General Authority, Office and Packaging Revenue (Riverfront Office) 6%, 1/1/2025	2,000,000	1,806,220

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Ephrata Area School District		
5%, 4/15/2013 (Insured; FGIC)	150,000	162,780
Philadelphia Hospitals and Higher Education		
Facilities Authority, Revenue		
(Jefferson Health Systems)		
5%, 5/15/2011	1,410,000	1,474,465
Washington County Industrial Development		
Authority, PCR (West Penn Power Co.)		
6.05%, 4/1/2014 (Insured; AMBAC)	2,500,000	2,558,750
Tennessee−.5%		
Sullivan County Industrial Board, Revenue		
6.35%, 7/20/2027 (Collateralized; GNMA)	1,000,000	1,037,290
Texas−4.7%		
Austin, Utility System Revenue		
5.125%, 11/15/2016 (Insured; FSA)	2,000,000	2,106,420
Austin Convention Enterprises Inc.,		
Convention Center Hotel First Tier Revenue		
6.60%, 1/1/2021	1,500,000	1,596,735
Crosby Independent School District		
(Permanent School Fund Guaranteed)		
Zero Coupon, 2/15/2017	1,655,000	969,532
Dallas 5.25%, 2/15/2018	1,000,000	1,075,540
Little Elm Independent School District		
(Permanent School Fund Guaranteed)		
Zero Coupon, 8/15/2022	1,285,000	509,194
McKinney Independent School District		
(Permanent School Fund Guaranteed)		
5.375%, 2/15/2019	1,500,000	1,631,040
North Harris Montgomery Community College		
District 5.375%, 2/15/2017 (Insured; FGIC)	1,945,000	2,140,103
Vermont−1.5%		
Vermont Municipal Bond Bank:		
5%, 12/1/2017 (Insured; MBIA)	820,000	886,330
5%, 12/1/2022 (Insured; MBIA)	2,270,000	2,408,107
Virginia−2.4%		
Hampton Redevelopment and Housing Authority,		
Senior Living Association Revenue		
5.875%, 7/20/2016 (Collateralized; GNMA)	1,825,000	1,904,552
Middle River Regional Jail Authority,		
Jail Facility Revenue		
5%, 5/15/2019 (Insured; MBIA)	1,200,000	1,288,800

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Virginia (continued)		
Riverside Regional Jail Authority, Jail Facilities Revenue 5.875%, 7/1/2014 (Insured; MBIA) (Prerefunded 7/1/2005)	475,000 [a]	490,433
Virginia Transportation Board, Transportation Revenue (U.S. Route 58 Corridor) 5%, 5/15/2017	1,300,000	1,399,671
Washington−.7%		
Energy Northwest, Wind Project Revenue 5.875%, 7/1/2020 (Prerefunded 1/1/2007)	1,375,000 [a]	1,491,476
Seatac Local Option Transportation, Tax Revenue 6.50%, 12/1/2013 (Insured; MBIA)	15,000	15,207
West Virginia−.5%		
Pleasants County, PCR (West Penn Power Co.) 6.15%, 5/1/2015 (Insured; AMBAC)	1,000,000	1,033,610
Wisconsin−.5%		
Housing Authority of the City of MIwaukee, MFHR (Veterans Housing Projects) 5.10%, 7/1/2022 (Collateralized; FNMA)	1,000,000	1,060,320
Total Long-Term Municipal Investments (cost $199,822,605)		**207,658,207**
Short-Term Municipal Investments−.9%		
Pennsylvania;		
Geisinger Authority, Health Systems Revenue, VRDN (Geisinger Health System) 1.80%	1,000,000 [b]	1,000,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue, VRDN (Children's Hospital Project) 1.80% (Insured; MBIA)	1,000,000 [b]	1,000,000
Total Short-Term Municipal Investments (cost $2,000,000)		**2,000,000**
Total Investments (cost $201,822,605)	**98.8%**	**209,658,207**
Cash and Receivables (Net)	**1.2%**	**2,542,302**
Net Assets	**100.0%**	**212,200,509**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
COP	Certificate of Participation	**HR**	Hospital Revenue
FGIC	Financial Guaranty Insurance Company	**LR**	Lease Revenue
FHA	Federal Housing Administration	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FNMA	Federal National Mortgage Association	**MFHR**	Multi-Family Housing Revenue
		PCR	Pollution Control Revenue
FSA	Financial Security Assurance	**SFHR**	Single Family Housing Revenue
GNMA	Government National Mortgage Association	**SFMR**	Single Family Mortgage Revenue
		VRDN	Variable Rate Demand Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	70.1
AA		Aa		AA	22.2
A		A		A	4.4
BBB		Baa		BBB	.8
F1		MIG1/P1		SP1/A1	.5
Not Rated[c]		Not Rated[c]		Not Rated[c]	2.0
					100.0

[†] *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[c] *Securities which, will not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	201,822,605	209,658,207
Cash		208,690
Interest receivable		2,545,715
Receivable for shares of Common Stock subscribed		790
Prepaid expenses		28,268
		212,441,670
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		49,761
Payable for shares of Common Stock redeemed		149,290
Accrued expenses		42,110
		241,161
Net Assets ($)		**212,200,509**
Composition of Net Assets ($):		
Paid-in capital		207,632,963
Accumulated undistributed investment income-net		46,249
Accumulated net realized gain (loss) on investments		(3,314,305)
Accumulated net unrealized appreciation (depreciation) on investments		7,835,602
Net Assets ($)		**212,200,509**

Net Asset Value Per Share

	Class A	Class B	Class C	Class Z
Net Assets ($)	1,658,723	463,999	555,683	209,522,104
Shares Outstanding	119,800	33,499	40,125	15,123,761
Net Asset Value Per Share ($)	**13.85**	**13.85**	**13.85**	**13.85**

See notes to financial statements.

STATEMENT OF OPERATIONS

February 28, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**4,934,915**
Expenses:	
Management fee–Note 3(a)	635,121
Shareholder servicing costs–Note 3(c)	85,989
Professional fees	19,331
Custodian fees	12,646
Registration fees	10,863
Prospectus and shareholders' reports	8,454
Directors' fees and expenses–Note 3(d)	7,792
Distribution fees–Note 3(b)	2,872
Loan commitment fees–Note 2	1,148
Miscellaneous	13,326
Total Expenses	**797,542**
Less–reduction in management fee due to undertaking–Note 3(a)	(314,800)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(4,108)
Net Expenses	**478,634**
Investment Income-Net	**4,456,281**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	35,077
Net unrealized appreciation (depreciation) on investments	103,564
Net Realized and Unrealized Gain (Loss) on Investments	**138,641**
Net Increase in Net Assets Resulting from Operations	**4,594,922**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Operations ($):		
Investment income—net	4,456,281	9,866,163
Net realized gain (loss) on investments	35,077	(224,229)
Net unrealized appreciation (depreciation) on investments	103,564	7,093,321
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,594,922**	**16,735,255**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A shares	(19,584)	(16,483)
Class B shares	(7,088)	(5,535)
Class C shares	(7,844)	(4,282)
Class Z shares	(4,416,870)	(9,782,063)
Net realized gain on investments:		
Class A shares	(715)	–
Class B shares	(360)	(45)
Class C shares	(435)	(38)
Class Z shares	(178,836)	(81,245)
Total Dividends	**(4,631,732)**	**(9,889,691)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	999,351	793,410
Class B shares	118,584	358,438
Class C shares	121,610	416,321
Class Z shares	4,215,092	13,444,626
Dividends reinvested:		
Class A shares	10,397	912
Class B shares	3,461	2,043
Class C shares	2,547	676
Class Z shares	2,987,685	6,314,834
Cost of shares redeemed:		
Class A shares	(143,600)	(1,246,541)
Class B shares	(31,731)	(22,745)
Class C shares	(998)	(14,586)
Class Z shares	(13,157,390)	(42,539,364)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(4,874,992)**	**(22,491,976)**
Total Increase (Decrease) in Net Assets	**(4,911,802)**	**(15,646,412)**
Net Assets ($):		
Beginning of Period	217,112,311	232,758,723
End of Period	**212,200,509**	**217,112,311**
Undistributed investment income—net	46,249	–

	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004
Capital Share Transactions:		
Class A[a]		
Shares sold	71,870	57,318
Shares issued for dividends reinvested	750	67
Shares redeemed	(10,255)	(93,023)
Net Increase (Decrease) in Shares Outstanding	**62,365**	**(35,638)**
Class B[a]		
Shares sold	8,542	26,082
Shares issued for dividends reinvested	249	148
Shares redeemed	(2,292)	(1,533)
Net Increase (Decrease) in Shares Outstanding	**6,499**	**24,697**
Class C		
Shares sold	8,766	30,547
Shares issued for dividends reinvested	184	49
Shares redeemed	(72)	(1,094)
Net Increase (Decrease) in Shares Outstanding	**8,878**	**29,502**
Class Z		
Shares sold	303,508	979,759
Shares issued for dividends reinvested	215,290	458,989
Shares redeemed	(948,517)	(3,100,336)
Net Increase (Decrease) in Shares Outstanding	**(429,719)**	**(1,661,588)**

[a] *During the period ended February 28, 2005, 1,488 Class B shares representing $20,574, were automatically converted to 1,488 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2005	Year Ended August 31,	
Class A Shares	(Unaudited)	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	13.85	13.45	13.75
Investment Operations:			
Investment income—net [b]	.26	.56	.15
Net realized and unrealized gain (loss) on investments	.02	.40	(.20)
Total from Investment Operations	.28	.96	(.05)
Distributions:			
Dividends from investment income—net	(.27)	(.56)	(.25)
Dividends from net realized gain on investments	(.01)	(.00)[c]	–
Total Distributions	(.28)	(.56)	(.25)
Net asset value, end of period	13.85	13.85	13.45
Total Return (%)[d]	2.07[e]	7.27	(.42)[e]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.98[f]	.96	1.10[f]
Ratio of net expenses to average net assets	.71[f]	.70	.70[f]
Ratio of net investment income to average net assets	3.91[f]	4.09	4.03[f]
Portfolio Turnover Rate	3.89[e]	9.74	33.72
Net Assets, end of period ($ x 1,000)	1,659	795	1,251

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	2003a
Per Share Data ($):			
Net asset value, beginning of period	13.85	13.44	13.75
Investment Operations:			
Investment income–net b	.23	.49	.20
Net realized and unrealized gain (loss) on investments	.02	.41	(.29)
Total from Investment Operations	.25	.90	(.09)
Distributions:			
Dividends from investment income–net	(.24)	(.49)	(.22)
Dividends from net realized gain on investments	(.01)	(.00)c	–
Total Distributions	(.25)	(.49)	(.22)
Net asset value, end of period	13.85	13.85	13.44
Total Return (%)d	1.82e	6.85	(.65)e
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.54f	1.58	2.28f
Ratio of net expenses to average net assets	1.20f	1.19	1.20f
Ratio of net investment income to average net assets	3.45f	3.56	4.87f
Portfolio Turnover Rate	3.89e	9.74	33.72
Net Assets, end of period ($ x 1,000)	464	374	31

a   *From March 31, 2003 (commencement of initial offering) to August 31, 2003.*
b   *Based on average shares outstanding at each month end.*
c   *Amount represents less than $.01 per share.*
d   *Exclusive of sales charge.*
e   *Not annualized.*
f   *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2005 (Unaudited)	Year Ended August 31, 2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	13.85	13.44	13.75
Investment Operations:			
Investment income—net [b]	.22	.45	.16
Net realized and unrealized gain (loss) on investments	.01	.42	(.27)
Total from Investment Operations	.23	.87	(.11)
Distributions:			
Dividends from investment income—net	(.22)	(.46)	(.20)
Dividends from net realized gain on investments	(.01)	(.00)[c]	–
Total Distributions	(.23)	(.46)	(.20)
Net asset value, end of period	13.85	13.85	13.44
Total Return (%)[d]	1.69[e]	6.58	(.80)[e]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.74[f]	1.82	2.14[f]
Ratio of net expenses to average net assets	1.45[f]	1.44	1.45[f]
Ratio of net investment income to average net assets	3.20[f]	3.24	3.57[f]
Portfolio Turnover Rate	3.89[e]	9.74	33.72
Net Assets, end of period ($ x 1,000)	556	433	23

[a] From March 31, 2003 (commencement of initial offering) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Amount represents less than $.01 per share.
[d] Exclusive of sales charge.
[e] Not annualized.
[f] Annualized.
See notes to financial statements.

| Class Z Shares | Six Months Ended February 28, 2005 (Unaudited) | 2004 | Year Ended August 31, | | | |
			2003a	2002b	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	13.86	13.44	13.66	13.69	13.11	12.98
Investment Operations:						
Investment income−net	.29c	.60c	.64c	.66c	.67	.66
Net realized and unrealized gain (loss) on investments	.00	.42	(.23)	(.03)	.58	.13
Total from Investment Operations	.29	1.02	.41	.63	1.25	.79
Distributions:						
Dividends from investment income−net	(.29)	(.60)	(.63)	(.65)	(.67)	(.66)
Dividends from net realized gain on investments	(.01)	(.00)d	–	(.01)	(.00)d	(.00)d
Total Distributions	(.30)	(.60)	(.63)	(.66)	(.67)	(.66)
Net asset value, end of period	13.85	13.86	13.44	13.66	13.69	13.11
Total Return (%)	2.12e	7.73	3.10	4.72	9.80	6.41
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.75f	.75	.74	.74	.77	.78
Ratio of net expenses to average net assets	.45f	.45	.45	.45	.45	.45
Ratio of net investment income to average net assets	4.22f	4.37	4.62	4.90	5.01	5.22
Portfolio Turnover Rate	3.89e	9.74	33.72	31.28	53.90	58.05
Net Assets, end of period ($ x 1,000)	209,522	215,510	231,453	248,125	260,346	227,010

a *The fund commenced offering four classes of shares on March 31, 2003. The existing shares were redesignated Class Z shares.*
b *As required, effective September 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of these changes for the period ended August 31, 2002 was to increase net investment income and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.86% to 4.90%. Per share data and ratios/supplemental data for periods prior to September 1, 2001 have not been restated to reflect these changes in presentation.*
c *Based on average shares outstanding at each month end.*
d *Amount represents less than $.01 per share.*
e *Not annualized.*
f *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Select Municipal Bond Fund (the "fund") is a separate non-diversified series of Dreyfus Municipal Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers four series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation ("Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized) and Class Z (200 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are closed to new investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $3,117,898 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2004. If not applied, $1,093,089 of the carryover expires in fiscal 2008, $746,743 expires in fiscal 2009 and $1,278,066 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2004 was as follows: tax exempt income $9,808,363 and ordinary income $81,328. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of the borrowings. During the period ended February 28, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken, until such time as it gives shareholders at least 90 days' notice to the contrary, to waive receipt of its fees and/or assume the expenses of the fund so that fund expenses, exclusive of shareholder services plan fees, Rule 12b-1 distribution plan fees (as applicable to Class A, Class B and Class C shares), taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed an annual rate of .45 of 1% of the value of the fund's average daily net assets. The Manager has committed to continue this undertaking at least until August 31, 2005. The reduction in management fee, pursuant to the undertaking, amounted to $314,800 during the period ended February 28, 2005.

During the period ended February 28, 2005, the Distributor retained $1,576 from commissions earned on sales of the fund's Class A shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended February 28, 2005, Class B and Class C shares were charged $1,028 and $1,844, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan applicable to Class Z shares, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the average daily net assets attributable to Class Z shares for certain allocated expenses with respect to servicing and/or maintaining Class Z shareholder accounts. The services provided may include personal services relating to Class Z shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of Class Z shareholder accounts. During the period ended February 28, 2005, Class Z shares were charged $52,085 pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class A, Class B and Class C shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2005, Class A, Class B and Class C shares were charged $1,253, $514 and $615, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended February 28, 2005, the fund was charged $22,260 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $98,507, Rule 12b-1 distribution plan fees $500 and shareholder services plan fees $469, which are offset against an expense reimbursement currently in effect in the amount of $49,715.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2005, amounted to $9,920,637 and $8,062,593, respectively.

At February 28, 2005, accumulated net unrealized appreciation on investments was $7,835,602, consisting of $8,134,538 gross unrealized appreciation and $298,936 gross unrealized depreciation.

At February 28, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

For More Information

**Dreyfus Premier
Select Municipal
Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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